Exhibit 99.1

Brookfield Announces Shareholder Approval of Transaction to Simplify Corporate Structure and Results of 2026 Annual and Special Meeting

BROOKFIELD, NEWS, July 16, 2026 – Brookfield Corporation (“Brookfield”) (NYSE: BN, TSX: BN) today announced that the transaction to simplify its corporate structure (the “Transaction”) received shareholder approval at its annual and special meeting of shareholders held on July 16, 2026 (the “Meeting”). Upon completion of the Transaction, Brookfield Corporation Ltd., which will be listed on the TSX and NYSE under the symbol “BN”, will be the new parent entity of the group. Completion of the Transaction is subject to customary conditions and is expected to close by year-end, subject to receipt of all applicable regulatory approvals.

In addition, Brookfield announced that all eight nominees proposed for election to the board of directors by holders of Class A Limited Voting Shares (“Class A Shares”) and all eight nominees proposed for election to the board of directors by the holder of Class B Limited Voting Shares (“Class B Shares”) were elected at the Meeting. Detailed results of the vote for the election of directors are set out below.

Management received the following proxies from holders of Class A Shares in regard to the election of the eight directors nominated by this shareholder class:

Director Nominee	Votes For	%	Votes Withheld	%
M. Elyse Allan	1,670,838,791	99.33	11,198,848	0.67
Ang Eng Seng	1,680,919,871	99.93	1,117,768	0.07
Janice Fukakusa	1,654,108,195	98.34	27,929,444	1.66
Maureen Kempston Darkes	1,642,627,741	97.66	39,409,898	2.34
Frank J. McKenna	1,528,459,767	90.87	153,577,872	9.13
Hutham S. Olayan	1,666,734,576	99.09	15,303,063	0.91
Satish C. Rai	1,675,269,587	99.60	6,768,052	0.40
Diana L. Taylor	1,594,363,482	94.79	87,674,157	5.21

Management received a proxy from the holder of Class B Shares to vote all 85,120 Class B Shares for each of the eight directors nominated by this shareholder class:

Director Nominee	Votes For %
Howard S. Marks	100.0
Rafael Miranda	100.0
Lord O'Donnell	100.0
Jeffrey M. Blidner	100.0
Jack L. Cockwell	100.0
Bruce Flatt	100.0
Brian D. Lawson	100.0
Samuel J.B. Pollock	100.0

A summary of all votes cast by holders of the Class A Shares and Class B Shares represented at the Meeting is available on EDGAR at www.sec.gov/edgar or SEDAR+ at www.sedarplus.ca.

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About Brookfield Corporation

Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. We have three core businesses: Asset Management, Wealth Solutions, and our Operating Businesses which are in infrastructure, energy, private equity, and real estate.

We have a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by our unrivaled investment and operational experience. Our conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow us to consistently access unique opportunities. At the center of our success is the Brookfield Ecosystem, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).

For more information, please visit our website at bn.brookfield.com or contact:

Communications & Media: Kerrie McHugh Tel: (212) 618-3469 Email: kerrie.mchugh@brookfield.com	Investor Relations: Katie Battaglia Tel: (416) 359-8544 Email: katie.battaglia@brookfield.com

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Forward-Looking Statements

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and reflect management’s current estimates, beliefs and assumptions, which are based on management’s perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. Forward-looking statements are typically identified by words such as “expect,” “anticipate,” “believe,” “foresee,” “could,” “estimate,” “intend,” “plan,” “will,” “may” and similar expressions. In particular, the forward-looking statements in this news release include statements regarding the expected closing of the Transaction and receipt of related regulatory approvals.

These forward-looking statements are based on reasonable estimates, beliefs and assumptions, but are subject to significant business, economic, competitive and other risks and uncertainties, described from time to time in Brookfield’s filings with securities regulators in Canada and the United States, that could cause actual results to differ materially from those contemplated or implied by such statements. Readers are cautioned not to place undue reliance on forward-looking statements, which are made as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements.

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